By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention: Brittany Ebbertt and Christine Dietz

Re: PTC Inc. (the Company)

Form 10-K for the Fiscal Year Ended September 30, 2022

Filed November 15, 2022

File No. 000-18059

Ladies and Gentlemen:

This letter is submitted by PTC Inc. (“PTC” or the “Company”) in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) raised in your letter dated March 14, 2023 (the “Comment Letter”) based on the Staff’s review of PTC’s Form 10-K for the Fiscal Year Ended September 30, 2022, filed on November 15, 2022. The comments from the Comment Letter are included below in bold. The Company’s response follows the comment.

Form 10-K for the Fiscal Year Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Operating Measure - ARR, page 30

1.
You disclose that annual run rate ("ARR"), defined as “annualized value of our portfolio of active subscription software, cloud, SaaS, and support contracts as of the end of the reporting period,” is an operating metric used to measure the health of your subscription business as it captures expected subscription and support cash generation from customers. We also note that subscription revenue includes on-premises term-based license revenue, for which revenue is recognized at a point-in-time. Please address the following:

•
Clarify how this measure is calculated. Specifically address how the up-front revenue received from term licenses is factored into your ARR calculation and provide examples to help explain such calculations. Clarify whether you annualize revenue recognized or invoiced amounts.

Response 1:

Annual Run Rate (“ARR”) represents the annualized value of our portfolio of active subscription software, cloud, SaaS, and support contracts as of the end of the reporting period. We calculate ARR as follows:

•
We consider a contract to be active when the product or service contractual term commences (the “start date”) until the right to use the product or service ends (the “expiration date”). Even if the contract with the customer is executed before the start date, the contract will not count toward ARR until the customer right to receive the benefit of the products or services has commenced.

•
For contracts that include annual values that increase over time as there are additional deliverables in subsequent periods, which we refer to as ramp contracts, we include in ARR only the annualized value of components of the contract that are considered active as of the date of the ARR calculation. We do not include the future committed increases in the contract value as of the date of the ARR calculation.
•
As ARR includes only contracts that are active at the end of the reporting period, ARR does not reflect assumptions or estimates regarding future customer renewals or non-renewals.
•
Active contracts are annualized by dividing the total active contract value by the contract duration in days (expiration date minus start date), then multiplying that by 365 days (or 366 days for leap years).

ARR is aligned with the amount that we invoice the customer annually. We invoice customers annually for the current year of the contract. A customer with a one-year contract will be invoiced for the total value of the contract at the beginning of the contractual term, while a customer with a multi-year contract will be invoiced for each annual period at the beginning of each year of the contract.

ARR is not annualized recurring revenue and is not calculated based on recognized or unearned revenue and there is no direct relationship between revenue recognized in accordance with ASC 606 and our ARR operating measure. Accordingly, up-front revenue recognized from term licenses does not impact ARR.

Please see the Appendix for details on the calculation of reported ARR for six different contract scenarios.

We believe ARR is a valuable operating measure to assess the health of a subscription business because it illustrates subscription billings to customers on an annual basis.

•
Tell us the length of a typical subscription contract term and explain how you consider contract renewals in your ARR calculations.

Response 2:

Typical subscription contract term lengths are 1, 2 or 3 years with an average length of approximately 2 years. Refer to Contract Scenarios 1, 2, 3 and 6 within the Appendix for examples of the reported ARR results for contracts with a duration of more than 1 year. ARR is calculated using only the annualized value of active contracts so only one year of multi-year contracts is included in ARR, and future contract renewals or non-renewals are not considered in the calculation.

For contracts with a duration of less than one year, we annualize the contract value and include this in our ARR calculation only for the active period(s). We note that less than 2% of our ARR value is comprised of contracts with a duration of less than one year, which contracts include add-ons to existing contracts with terms set to co-terminate with the original contract. Refer to Contract Scenario 5 within the Appendix for an example illustration of the reported ARR results for a contract with a duration of less than 1 year.

•
Explain how multi-year contracts are factored into your calculations and tell us the amount of revenue recognized from multi-year contracts for each period presented and the typical terms of such arrangements.

Response 3:

Refer to our above Response 1 for details regarding how we calculate ARR for contracts, including multi-year contracts. Additionally refer to Contract Scenarios 1, 2, 3 and 6 within the Appendix for examples.

The table below represents the approximate percentage of our recurring revenue that was recognized from multi-year contracts in each period presented. Our recurring revenue excludes revenue from the sale of professional services and perpetual licenses.

2020	2021	2022
~45%	~50%	~55%

Typical terms for our multi-year contracts include that they are non-cancellable throughout the term, and we invoice the customer at subscription commencement and annually thereafter on the anniversary of the subscription start date. Our on-premises contracts provide customers with an annual right to exchange software within the original subscription with other products within the same product family. This exchange right does not provide the customer with any contractual right to reduce their contract value or receive any refund. (See Footnote 2 to our financial statements of our 2022 Form 10-K for discussion regarding the accounting treatment of this right under ASC 606.)

•
Explain how any software exchanges, additions to current customer subscriptions, and new customer subscriptions acquired are factored into your calculation. Please provide an example to explain these calculations.

Response 4:

As discussed within Response 3, our typical terms for multi-year, non-cancellable, on-premises subscription contracts provide customers with an annual right to exchange software within the original subscription for other software. This exchange right does not change the total value of the customer contract, or the duration that they can use our software, so we do not make any adjustment to ARR. Under our standard software terms, Contract Scenarios 1, 2, and 6 within the Appendix would include an exchange right.

For additions to customer subscriptions and new customer subscriptions acquired, we report incremental ARR based on the contract value executed with the customer once the subscriptions become active. Contract Scenario 2 within the Appendix illustrates the impact on ARR of an addition to a current customer subscription. Contract Scenario 6 within the Appendix (the ramp contract) illustrates how incremental ARR is added to total ARR as each portion of the contract becomes active.

•
Clarify whether ARR reflects any actual or anticipated reductions of revenue due to contract non-renewals or cancellations, and discuss any limitations present as a result.

Response 5:

Our ARR calculation is independent from the calculation of recognized revenue. ARR includes only active contracts as of the end of a period and, therefore, if a contract has not renewed, it is excluded from our ARR calculation. Our calculation of ARR does not reflect anticipated renewals or non-renewals as it is a point in time calculation. A contract is included in reported ARR if it is active at the end of the period (the ARR calculation date) and is excluded if it is not active at the ARR calculation date. Please see Contract Scenarios 3, 4, and 5 within the Appendix for the ARR treatment after a contract expired.

•
Revise to describe how ARR differs from GAAP revenue and specifically address the timing of revenue recognition related to the license performance obligation. Additionally, please consider disclosing any of the above information to the extent material.

Response 6:

For our future filings, we will modify our disclosed definition and explanation as follows:

“ARR (Annual Run Rate) represents the annualized value of our portfolio of active subscription software, cloud, SaaS, and support contracts as of the end of the reporting period. We calculate ARR as follows:

•
We consider a contract to be active when the product or service contractual term commences (the “start date”) until the right to use the product or service ends (the “expiration date”). Even if the contract with the customer is executed before the start date, the contract will not count toward ARR until the customer right to receive the benefit of the products or services has commenced.
•
For contracts that include annual values that increase over time as there are additional deliverables in subsequent periods, which we refer to as ramp contracts, we include in ARR only the annualized value of components of the contract that are considered active as of the date of the ARR calculation. We do not include the future committed increases in the contract value as of the date of the ARR calculation.
•
As ARR includes only contracts that are active at the end of the reporting period, ARR does not reflect assumptions or estimates regarding future customer renewals or non-renewals.
•
Active contracts are annualized by dividing the total active contract value by the contract duration in days (expiration date minus start date), then multiplying that by 365 days (or 366 days for leap years).

We believe ARR is a valuable operating measure to assess the health of a subscription business because it illustrates subscription billings to customers on an annual basis. As ARR is not annualized recurring revenue, it is not calculated based on recognized or unearned revenue and is not affected by variability in the timing of revenue under ASC 606, particularly for on-premises license subscriptions where a substantial portion of the total value of the contract is recognized at a point in time upon the later of when the software is made available, or the subscription term commences.

ARR should be viewed independently of recognized and unearned revenue and is not intended to be combined with, or to replace, either of those items. Investors should consider our ARR operating measure only in conjunction with our GAAP financial results.”

•
Provide us with proposed disclosure responsive to the concerns noted above. Refer to SEC Release 33-10751.

Response 7:

Refer to Response 6 above for our proposed revised disclosure.

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please do not hesitate to contact me at ktalvitie@ptc.com if there are any comments or questions concerning the foregoing or if we can be of any assistance in any way.

Sincerely,

/s/ Kristian Talvitie

Kristian Talvitie

Chief Financial Officer

PTC Inc.

121 Seaport Blvd

Boston, MA 02110

Appendix: Example Calculations of ARR and Revenue for the Applicable Period End

The examples below show how we would include the annualized value of a contract in, or exclude it from, our disclosed ARR as of the end of a reporting period. In all cases below, the execution date of the contract is not relevant to the calculation of ARR as we consider only the performance period of the contract.

Contract Scenarios
#	Scenario	Total Contract Value	Contract Signature Date	Contract Start	Contract End	Annual Run Rate	Annual Billing	Annual Billing Date
1	3 year on-premises subscription contract	3,000	11/15/2021	1/1/2022	12/31/2024	1,000	1,000	1/1/202X
2	2.5 year on-premises subscription contract*	2,500	6/15/2022	7/1/2022	12/31/2024	1,000	1,000*	1/1/202X
3	2 year SaaS contract	2,000	1/1/2022	1/1/2022	12/31/2023	1,000	1,000	1/1/202X
4	1 year support contract	1,000	12/1/2021	1/1/2022	12/31/2022	1,000	1,000	1/1/202X
5	6 month on-premises subscription contract	500	12/15/2021	1/1/2022	6/30/2022	1,000	500	1/1/202X
6	3 year on-premises subscription ramp contract:	6,000	12/1/2021	1/1/2022	12/31/2024
6.1	Year 1 fee (see ramp note)	1,000	12/1/2021	1/1/2022	12/31/2022	1,000	1,000	1/1/2022
6.2	Year 2 fee (see ramp note)	2,000	12/1/2021	1/1/2023	12/31/2023	2,000	2,000	1/1/2023
6.3	Year 3 fee (see ramp note)	3,000	12/1/2021	1/1/2024	12/31/2024	3,000	3,000	1/1/2024

Ramp note: PTC occasionally sells subscriptions to customers which include an increasing volume of licenses at different scheduled times during the subscription term. The increase in license volume is accompanied by an increase in the annual customer fee. In the above example, PTC's customer contract includes an initial volume of licenses in year 1 for $1,000. In year 2, the customer's volume increases, resulting in an increased annual fee to $2,000. In year 3, the customer's volume increases again for a year 3 fee of $3,000. We count toward ARR the value of active licenses only, so the incremental licenses (and corresponding fee increase) in years 2 and 3 are excluded from ARR in year 1. The incremental licenses in year 3 are excluded from the year 2 ARR value. In year 3, all licenses are active, so the full $3,000 fee is included within reported ARR.

* Assume that contract #2 represents an incremental order from the contract #1 customer. In this example, the customer has elected to add licenses to their subscription so that all license expire on the same 12/31/24 contract end date. Since the period of contract #2 is 6 months, we would generally invoice the customer $500 for the initial 6 month period, then $1,000 for the 2023 and 2024 annual periods.

Reported Annual Run Rate as of:
#	12/31/2021	3/31/2022	6/30/2022	9/30/2022	12/31/2022	3/31/2023	6/30/2023	9/30/2023	12/31/2023	3/31/2024	6/30/2024	9/30/2024	12/31/2024
1	-	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
2	-	-	-	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
3	-	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	-	-	-	-
4	-	1,000	1,000	1,000	1,000	-	-	-	-	-	-	-	-
5	1,000	1,000	-	-	-	-	-	-	-	-	-	-
6	-	1,000	1,000	1,000	1,000	2,000	2,000	2,000	2,000	3,000	3,000	3,000	3,000
Total	-	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000